UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXTRAORDINARY REPORT REGARDING MATTERS RESOLVED AT THE 29TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

On June 27, 2014, the registrant filed with the Director General of the Kanto Local Finance Bureau an Extraordinary Report regarding matters resolved at the registrant’s 29th ordinary general meeting of shareholders held on June 26, 2014 pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Hiroi
	Name:	Takashi Hiroi
	Title:	Senior Vice President
Finance and Accounting Department

Date: June 27, 2014

1.	Reasons for filing

At the 29th ordinary general meeting of shareholders of Nippon Telegraph and Telephone Corporation (“NTT”) held on June 26, 2014, matters were resolved as stated below. NTT is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters to be reported

(1)	Date the ordinary general meeting of shareholders was held:

June 26, 2014

(2)	Matters resolved:

First Item Appropriation of Earned Surplus

1. Matters relating to year-end dividends

	Type of asset to be distributed: Cash

‚	Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per share of common stock:	¥90
Total amount of dividends:	¥99,904,178,520

ƒ	Date on which the dividend becomes effective: June 27, 2014

2. Matters relating to other appropriation of earned surplus

	Value of increase in items under earned surplus

Accumulated earned surplus:	¥531,000,000,000

‚	Value of decrease in items under earned surplus

Other reserves:	¥531,000,000,000

Second Item Election of Eleven Board Members

Eleven Corporate Directors were elected: Satoshi Miura, Hiroo Unoura, Hiromichi Shinohara, Jun Sawada, Mitsuyoshi Kobayashi, Akira Shimada, Hiroshi Tsujigami, Tsunehisa Okuno, Hiroki Kuriyama, Katsuhiko Shirai and Sadayuki Sakakibara. Katsuhiko Shirai and Sadayuki Sakakibara are outside corporate directors.

Third Item Election of Two Audit & Supervisory Board Members

Two Corporate Auditors were elected: Akiko Ide and Takashi Iida. Takashi Iida is an outside corporate auditor.

(3)	Status of voting rights:

Number of shareholders holding voting rights	812,302 shareholders
Total number of voting rights	11,083,622 voting rights

(4)	Number of voting rights exercised for approval or disapproval of or abstention from matters resolved, requirements for adopting the resolutions and results thereof:

Item	Approval(a)	Disapproval	Abstention	Total number of voting rights exercised(b)	Approval rate ((a)/(b))	Results of resolutions
First Item	8,732,868 voting rights	9,565 voting rights	18,075 voting rights	8,818,089 voting rights	99.03%	Adopted
Second Item
Satoshi Miura	8,332,459 voting rights	392,451 voting rights	35,591 voting rights	8,818,082 voting rights	94.49%	Adopted
Hiroo Unoura	8,586,891 voting rights	138,015 voting rights	35,599 voting rights	8,818,086 voting rights	97.38%	Adopted
Hiromichi Shinohara	8,535,258 voting rights	142,139 voting rights	83,105 voting rights	8,818,083 voting rights	96.79%	Adopted
Jun Sawada	8,554,595 voting rights	122,792 voting rights	83,114 voting rights	8,818,082 voting rights	97.01%	Adopted
Mitsuyoshi Kobayashi	8,535,220 voting rights	142,190 voting rights	83,092 voting rights	8,818,083 voting rights	96.79%	Adopted
Akira Shimada	8,535,189 voting rights	142,222 voting rights	83,091 voting rights	8,818,083 voting rights	96.79%	Adopted
Hiroshi Tsujigami	8,535,185 voting rights	142,222 voting rights	83,095 voting rights	8,818,083 voting rights	96.79%	Adopted
Tsunehisa Okuno	8,534,899 voting rights	142,471 voting rights	83,133 voting rights	8,818,084 voting rights	96.79%	Adopted
Hiroki Kuriyama	8,553,241 voting rights	124,155 voting rights	83,105 voting rights	8,818,082 voting rights	97.00%	Adopted
Katsuhiko Shirai	8,560,535 voting rights	172,772 voting rights	27,198 voting rights	8,818,086 voting rights	97.08%	Adopted
Sadayuki Sakakibara	8,594,221 voting rights	139,057 voting rights	27,226 voting rights	8,818,085 voting rights	97.46%	Adopted
Third Item
Akiko Ide	8,314,791 voting rights	418,345 voting rights	27,365 voting rights	8,818,082 voting rights	94.29%	Adopted
Takashi Iida	8,551,945 voting rights	190,515 voting rights	18,042 voting rights	8,818,083 voting rights	96.98%	Adopted

Notes: (1)	Requirements for adopting each of the resolutions are as follows:

•	First Item: Majority vote of shareholders entitled to exercise their voting rights present at the meeting.

•	Second Item and Third Item: Majority vote of shareholders present at the meeting at which shareholders who hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders who are entitled to exercise their voting rights are present.

(2)	“Total number of voting rights exercised” is the sum of the number of voting rights exercised in advance up to and including the day before the ordinary general meeting of shareholders plus the number of voting rights of shareholders who attended the meeting.

(5)	Reason for not including certain voting rights held by shareholders attending the ordinary general meeting in the number of voting rights exercised for approval or disapproval of or abstention from matters resolved:

The sum of the number of voting rights exercised up to and including the day before the meeting and the number of voting rights held by principal shareholders whose votes had been confirmed on the day of the meeting met the approval requirements for all matters to be resolved. Accordingly, the number of voting rights held by shareholders (other than principal shareholders) attending the ordinary general meeting and exercised for approval, disapproval or abstention have not been included.